DAVIS LEGAL ADVISORS SINCE 1892
LLP

08000208

FROM THE OFFICE OF Donna L. Ornstein
DIRECT LINE 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

FILE NUMBER 50277-00001

January 2, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS LLP

Per:

Donna L. Ornstein
Paralegal

DLO/js

Encs.

I:\Securities\ReidCo\Public\50277\USSEC\2008\Jan-Ltr.doc

Exemption No. 82-1209

January 2, 2008

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	December 12, 2007 December 19, 2007 December 21, 2007
(g)	Form 51-102F3, Material Change Report	December 14, 2007 December 31, 2007
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(g)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	December 21, 2007
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in	N/A

Document Name or Information			Documents Filed
	the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed		
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(p)	Prospectus		N/A
(q)	Amendment to Prospectus		N/A
(r)	Takeover Bid Circular		N/A
(s)	Notice of Change or Variation to Takeover Bid Circular		N/A
(t)	Issuer Bid Circular		N/A

Document Name or Information		Documents Filed
(u)	Notice of Change or Variation to Issuer Bid Circular	N/A
(v)	Initial Acquisition Report	N/A
(w)	Subsequent Acquisition Reports	N/A
(x)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	December 12, 2007 December 19, 2007 December 21, 2007
(f)	Form 51-102F3, Material Change Report	December 14, 2007 December 31, 2007
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A

Document Name or Information			Documents Filed
(o)	Initial Acquisition Report		N/A
(p)	Subsequent Acquisition Reports		N/A
(q)	Notice of Intention to Sell by a Control Person		N/A
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	December 19, 2007
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A

Document Name or Information		Documents Filed
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82 - 1209

GGL DIAMOND CORP.

RECEIVED
2008 JAN 15 A 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

GGL announces increase in non-brokered flow-through private placement to $4,004,500

Vancouver, British Columbia, December 12, 2007 **Raymond A. Hrkac**, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("GGL") is pleased to announce that GGL has increased the amount of the non-brokered private placement of flow-through shares previously announced on November 23, 2007 from a total of $2,500,000 to a new maximum of $4,004,500 at $0.25 per share for a maximum of 16,018,000 flow-through shares.

Up to $2,842,000 of the gross proceeds will be allocated to projects in the Northwest Territories, with the majority to be spent on the nickel project and a portion on diamond projects. On the nickel project, GGL intends to expand the 3D airborne and ground geophysics work needed on the Providence Greenstone Belt, take additional samples as needed, identify and prioritize drill targets, and drill. GGL will also undertake additional work on its diamond properties, as required to fulfill its regulatory obligations.

Up to $1,162,500 of the gross proceeds will be allocated to further explore GGL's copper-gold prospect at McConnell Creek in British Columbia. The increase in the amount of funds allocated to this project will now enable GGL to implement all stages of the recommendations of the NI 43-101 technical report on this property (*see press release of September 4, 2007*), add detail to the geophysical survey and do more drilling.

The Company will incur the subscription proceeds allocated to the flow-through shares as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and renounce such proceeds to the subscribers effective for the 2007 tax year.

Regulatory Approval/Closing

The private placement is subject to acceptance for filing by the TSX Venture Exchange and is expected to close no later than December 21, 2007.

The Company will pay up to an 8% finder's fee for certain subscribers to the private placement, in cash or the share equivalent.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

GGL DIAMOND CORP.

For further information, please contact: Susan de Stein, VP, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

Non-brokered flow-through private placement to raise $4,014,500

Vancouver, British Columbia, December 19, 2007 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("**GGL**") announces the non-brokered private placement of flow-through shares previously announced on November 23, 2007 will raise a total of $4,014,500 (a maximum of 16,058,000 flow-through shares at $0.25 per share), not $4,004,500 as was previously announced. The change, a $10,000 increase, is the result of a calculation error.

Up to $2,852,000 of the gross proceeds will be allocated to projects in the Northwest Territories, with the majority to be spent on the nickel project and a portion on diamond projects, as previously announced *(News release, December 12, 2007)*. On the nickel project, GGL intends to expand the 3D airborne and ground geophysics work needed on the Providence Greenstone Belt, take additional samples as needed, identify and prioritize drill targets, and drill. GGL will also undertake additional work on its diamond properties, as required to fulfill its regulatory obligations.

Up to $1,162,500 of the gross proceeds will be allocated to further explore GGL's copper-gold prospect at McConnell Creek in British Columbia. The funds allocated to this project will now enable GGL to implement all stages of the recommendations of the NI 43-101 technical report on this property (*see press release of September 4, 2007*), add detail to the geophysical survey and do more drilling.

GGL will incur the subscription proceeds allocated to the flow-through shares as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and renounce such proceeds to the subscribers effective for the 2007 tax year.

Regulatory Approval/Closing

The private placement is subject to acceptance for filing by the TSX Venture Exchange and is expected to close no later than December 21, 2007.

GGL will pay up to an 8% finder's fee for certain subscribers to the private placement, in cash or the share equivalent.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

GGL DIAMOND CORP.

For further information, please contact: Susan de Stein, VP, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that GGL expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although GGL believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of GGL's management on the date the statements are made. GGL undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

GGL announces closing of non-brokered flow-through private placement

Vancouver, British Columbia, December 21, 2007 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** (**"GGL"**) is pleased to announce that GGL has closed the non-brokered private placement of flow-through shares announced on November 23, 2007. The placement raised a total of $4,014,500 at $0.25 per share for a maximum of 16,058,000 flow-through shares. The securities have a hold period until April 22, 2008.

Up to $2,851,000 of the gross proceeds will be allocated to projects in the Northwest Territories, with the majority to be spent on the nickel project and a portion on diamond projects. Up to $1,163,500 of the gross proceeds will be allocated to further explore GGL's copper-gold prospect at McConnell Creek in British Columbia, based on recommendations in the NI 43-101 technical report on this property (*see press release of September 4, 2007*).

The Company will incur the subscription proceeds allocated to the flow-through shares as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and renounce such proceeds to the subscribers effective for the 2007 tax year.

The private placement was accepted by the TSX Venture Exchange on December 19, 2007.

GGL has paid finders' fees to arms' length finders, a total of $237,600 in cash and 160,000 common shares, representing no greater than 8% of the gross proceeds of subscriptions identified by these finders.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, VP, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

GGL DIAMOND CORP.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

Exemption No. 82 - 1209

RECEIVED
2008 JAN 15 A 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

December 12, 2007

Item 3. News Release

The news release was issued on December 12, 2007 and disseminated through Marketwire L.P.

Item 4. Summary of Material Change

The Company announced the increase in the non-brokered flow-through private placement to $4,004,500.

Item 5. Full Description of Material Change

The Company announced that it had increased the amount of the non-brokered private placement of flow-through shares previously announced on November 23, 2007 from a total of $2,500,000 to a new maximum of $4,004,500 at $0.25 per share for a maximum of 16,018,000 flow-through shares.

Up to $2,842,000 of the gross proceeds will be allocated to projects in the Northwest Territories, with the majority to be spent on the nickel project and a portion on diamond projects. On the nickel project, the Company intends to expand the 3D airborne and ground geophysics work needed on the Providence Greenstone Belt, take additional samples as needed, identify and prioritize drill targets, and drill. The Company will also undertake additional work on its diamond properties, as required to fulfill its regulatory obligations.

Up to $1,162,500 of the gross proceeds will be allocated to further explore the Company's copper-gold prospect at McConnell Creek in British Columbia. The increase in the amount of funds allocated to this project will now enable the Company to implement all stages of the recommendations of the NI 43-101 technical report on this property (*see press release of September 4, 2007*), add detail to the geophysical survey and do more drilling.

The Company will incur the subscription proceeds allocated to the flow-through shares as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and renounce such proceeds to the subscribers effective for the 2007 tax year.

Regulatory Approval/Closing

The private placement is subject to acceptance for filing by the TSX Venture Exchange and is expected to close no later than December 21, 2007.

The Company will pay up to an 8% finder's fee for certain subscribers to the private placement, in cash or the share equivalent.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. Date of Report

December 14, 2007

Exemption No. 82 - 1209

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

December 21, 2007

Item 3. News Release

The news release was issued on December 21, 2007 and disseminated through Marketwire L.P.

Item 4. Summary of Material Change

The Company announced the closing of the non-brokered flow-through private placement.

Item 5. Full Description of Material Change

The Company announced that it had closed the non-brokered private placement of flow-through shares previously announced on November 23, 2007. The Company issued 16,058,000 flow-through shares at $0.25 per share to raise gross proceeds of $4,014,500. The securities have a hold period until April 22, 2008.

Up to $2,851,000 of the gross proceeds will be allocated to projects in the Northwest Territories, with the majority to be spent on the nickel project and a portion on diamond projects. Up to $1,163,500 of the gross proceeds will be allocated to further explore the Company's copper-gold prospect at McConnell Creek in British Columbia based on recommendations in the NI 43-101 technical report on this property (*see press release of September 4, 2007*).

The Company will incur the subscription proceeds allocated to the flow-through shares as Canadian exploration expense, as defined in the *Income Tax Act* (Canada), and renounce such proceeds to the subscribers effective for the 2007 tax year.

The private placement was accepted by the TSX Venture Exchange on December 19, 2007.

The Company has paid finders' fees to arms' length finders, a total of $237,600 in cash and 160,000 non-flow-through common shares, representing no greater than 8% of the gross proceeds of subscriptions identified by these finders.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. Date of Report

December 31, 2007

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) __________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

(a) December 21, 2007

Item 6: For each security distributed:

(a) describe the type of security,

Flow-Through Shares ("FT Shares")

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

16,058,000 FT Shares

(c) state the exemption(s) relied on.

S. 2.5 and 2.3 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**18**	**$0.25 per FT Shares**	**$2,663,500**
Alberta	**1**	**$0.25 per FT Shares**	**$10,000**
Manitoba	**1**	**$0.25 per FT Shares**	**$25,000**
Northwest Territories	**2**	**$0.25 per FT Shares**	**$52,500**
Quebec	**3**	**$0.25 per FT Shares**	**$30,000**
Ontario	**4**	**$0.25 per FT Shares**	**$1,220,000**
Newfoundland	**6**	**$0.25 per FT Shares**	**$13,500**
Total number of Purchasers	**35**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$4,014,500**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Strand Securities Corp. #2160 - 650 West Georgia Street Vancouver, BC V6B 4N7	**$124,000**	**160,000 Common shares**	**$0.25**	**S. 2.3 of NI 45-106**	**$164,000**
MAK Allen & Day Capital Partners 350 Bay Street, 13 Floor Toronto, ON M5H 2S6	**$96,000**	**NIL**	**N/A**	**N/A**	**$96,000**
Jones Gable & Company Limited 600 - 110 Yonge Street Toronto, ON M5C 1T6	**$800**	**NIL**	**N/A**	**N/A**	**$800**
Bolder Investment Partners Ltd. 800 - 1450 Creekside Drive Vancouver, BC V6J 5B3	**$16,000**	**NIL**	**N/A**	**N/A**	**$16,000**
Haywood Securities Inc. 2000 - 400 Burrard Street Vancouver, BC V6C 3A6	**$800**	**NIL**	**N/A**	**N/A**	**$800**

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.
Date: December 21, 2007

GGL Diamond Corp.
Name of issuer (please print)
Raymond A. Hrkac, President & CEO (604) 688-0546
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Alan Monk
Davis LLP
Solicitors for the Issuer
604-643-2978

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Exemption No. 82 - 1209

INFO TSX VENTURE Bulletin Contents

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GGL Diamond Corp.

Listed Company

GGL DIAMOND CORP. ("GGL")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: December 19, 2007
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 12, 2007 and December 19, 2007:

Number of Shares: 16,058,000 flow-through shares

Purchase Price: $0.25 per share

Number of Placees: 35 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares
Nick DeMare Y 50,000

Finder's Fees: $124,000 cash and 160,000 shares payable to Strand Securities Corp.
$96,000 cash payable to MAK Allen & Day Capital Partners
$800 cash payable to Jones Gable & Company Limited
$16,000 cash payable to Bolder Investment Partners Ltd.
$800 cash payable to Haywood Securities Inc.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

TSX-X

RECEIVED
2008 JAN 15 A 3:13

END